TASEKO MINES LIMITED
Suite 300 - 905 West Pender Street
Vancouver, British Columbia V6C 1L6
Telephone: (604) 684-6365 Fax: (604) 684-8092

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Take notice that the annual general meeting (the “Meeting”) of Shareholders of Taseko Mines Limited (the “Company”) will be held at Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia on Wednesday, June 1, 2011 at 1:00 p.m., local time, for the following purposes:

1.	To receive the financial statements of the Company for its fiscal year ended December 31, 2010, report of the auditor and related management discussion and analysis.

2.	To fix the number of directors of the Company at nine;

3.	To elect directors of the Company for the ensuing year; and

4.	To appoint the auditor of the Company for the ensuing year.

An Information Circular accompanies this Notice. The Information Circular contains further particulars of matters to be considered at the Meeting. The Meeting will also consider any permitted amendment to or variation of any matter identified in this Notice, and transact such other business as may properly come before the Meeting or any adjournment thereof. Copies of the audited financial statements for the year ended December 31, 2010, report of the auditor and related management discussion and analysis will be made available at the Meeting and are available on SEDAR at www.sedar.com.

Shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares will be voted at the Meeting are requested to complete, date and sign the enclosed form of proxy or another suitable form of proxy and deliver it in accordance with the instructions set out in the form of proxy and in the Information Circular.

Non-registered shareholders who plan to attend the Meeting must follow the instructions set out in the form of proxy or voting instruction form and in the Information Circular to ensure that their shares will be voted at the Meeting. If you hold your shares in a brokerage account you are not a registered shareholder.

DATED at Vancouver, British Columbia, May 2, 2011.

BY ORDER OF THE BOARD

/s/ Russell Hallbauer

Russell E. Hallbauer
President and Chief Executive Officer